

NQL ENERGY SERVICES INC.
1507 - 4th Street, Nisku, Alberta, Canada T9E 7M9
Phone: 780.955.8828 Fax: 780.955.3309
Website: www.nql.com Info: investor@nql.com



06011837



Our File: 300.171

March 8, 2006



SUPPL

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames;

Re: NQL Energy Services Inc. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please be advised that there have been no filings or distributions since the date of the Issuer's submission of February 7, 2006:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since February 7, 2006 pursuant to the laws of Canada:		
a. News Releases	immediately	Issuer
i. February 17, 2006 Re: Q4 and Full Year 2005 Results Webcast Conference Call		
ii. February 28, 2006 Q4 and Full Year 2005 Results		
2. Information which the Issuer has filed or is required to file with the Toronto Stock Exchange ("TSX") and which was made public by the TSX: N/A		
3. Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer): N/A		
4. Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer) which materials are in addition to those listed in item 3.a. above: N/A		

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned by telephone (780-955-6474) or e-mail (sue.foote@nql.com).

Regards,

Susan J. Foote
Corporate Secretary
Direct: 780.955.6474
E-mail: sue.foote@nql.com
Encl.

dlw 3/22

NQL is listed on the Toronto Stock Exchange (NQL).

NQL Energy Services Inc. 4th Quarter and Year End Results Conference Call

NISKU, AB, February 17, 2006 /CNW/ - NQL Energy Services Inc. (TSX – NQL)

Kevin Nugent, President and CEO of NQL Energy Services Inc., will host a conference call on Tuesday, February 28, 2006 at 4:00 p.m. Eastern Time (2:00 p.m. Mountain Time) to discuss fourth quarter and year end financial results that are expected to be released prior to the market opening that day. To participate in the conference call, please dial 416-644-3424 in Toronto and internationally. If you are connecting from other parts of Canada or the U.S., dial 800-796-7558. Please call 10 minutes prior to the start of the call. In addition, a live webcast (listen-only mode) of the conference call will be available at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1362020

A replay of the conference call will be available at 416-640-1917 or 877-289-8525, passcode 21174906 followed by the number sign from 6:00 p.m. (Eastern Time) February 28th to 11:59 p.m. (Eastern Time) March 30th or through the Webcast archives at www.newswire.ca.

NQL Energy Services Inc. is a Canadian based company that provides downhole tools, services and technology used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis. The Company's shares trade on the Toronto Stock Exchange under the symbol "NQL".

For further information please contact: Kevin L. Nugent, President and Chief Executive Officer, 403-266-3700 or kevin.nugent@nql.com.

NQL Energy Services Inc. Announces Fourth Quarter and Full Year 2005 Results

NISKU, AB, February 28, 2006 /CNW/ - NQL Energy Services Inc. (TSX – NQL) announces financial results for the three months and year ended December 31, 2005.

NQL's fourth quarter net earnings per common share increased dramatically to $0.12/share versus $0.02/share in the fourth quarter of 2004. Similarly, full year 2005 net earnings per common share rose to $0.35/share compared to a loss per common share from continuing operations of $0.14/share in 2004. These improvements stem from a variety of factors including very strong industry activity levels, the restructuring of the Company in late 2004 and early 2005, and the positive impact of the Stabeco acquisition completed on September 1, 2005.

Fourth quarter 2005 EBITDA also showed significant strength and increased 180 percent to $11.2 million versus $4.0 million in 2004 while on a full year basis EBITDA increased 493 percent to $33.8 million from $5.7 million in 2004. Gross margins remained strong during the fourth quarter at 51 percent despite a $0.6 million non-recurring provision recorded by the Company to write-down certain slow-moving and obsolete inventory. The positive impact of the restructuring of the Company and the efficiencies associated with high activity levels were also apparent as general and administrative costs as a percentage of revenue declined from 21 percent in the fourth quarter of 2004 to 15 percent during the fourth quarter of 2005.

NQL recorded revenue of $30.7 million during the fourth quarter of 2005 representing an increase of 74 percent over the $17.6 million recorded in 2004. The increase in revenue resulted from overall strong activity in all areas of the Company's business and the impact of the Stabeco acquisition that added approximately $4.4 million in revenue during the fourth quarter. Geographically, revenue was broken down between $11.0 million (2004 - $5.0 million) in Canada, $14.4 million (2004 - $7.7 million) in the United States and $5.3 million (2004 - $4.9 million) from various international locations, the largest of which were Venezuela (2005 - $2.5 million; 2004 - $2.0 million) and Holland (2005 - $0.9 million; 2004 - $0.9 million).

Revenue for the full year ended December 31, 2005 was $98.1 million versus $64.7 million in 2004 and was distributed between $27.9 million (2004 - $15.5 million) in Canada, $50.2 million (2004 - $30.6 million) in the United States and $20.0 million (2004 - $18.6 million) from various international locations, including Venezuela (2005 - $8.4 million; 2004 - $6.3 million) and Holland (2005 - $4.2 million; 2004 - $4.7 million).

Despite the recent decline in natural gas prices, indications from our customers suggest that drilling activity levels are anticipated to remain robust in 2006 as the economics associated with oil and gas exploration remain strong. NQL's manufacturing and service operations continue to run at very high levels and to date the Company has not received any indication from its customers that would point to a fundamental shift in the direction of the oil and gas industry. As a result, NQL plans to aggressively grow its business and is currently evaluating opportunities to grow both internally and externally. The Company anticipates financing this growth utilizing a very strong balance sheet that includes $44 million of working capital and virtually no net debt at the end of 2005.

Consistent with industry analyst predictions, NQL remains positive on the prospects for the oil and gas market and reaffirms its full year 2006 guidance of $46 million in EBITDA and net earnings per share of $0.47/share. The Company anticipates first quarter 2006 EBITDA of $12 million and net earnings per common share of $0.13/share.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

For further information please contact:

Kevin L. Nugent
President and CEO
(403) 266-3700
kevin.nugent@nql.com

Non-GAAP Measures

In this press release, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2005 compared to the prior year. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Disclosure Regarding Forward – Looking Statements

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements. The risks, uncertainties and factors that could cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings, filed on sedar.com, including those referred to in the management's discussion and analysis section of NQL's most recent Annual Report to shareholders as well as those risk factors described in NQL's most recent Annual Information Form. NQL disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

NQL Energy Services Inc.
Consolidated Balance Sheets
(Unaudited)

(Thousands of Canadian dollars)

	December 31, 2005	December 31, 2004
ASSETS		
CURRENT		
Cash and cash equivalents	$ 1,909	$ 2,321
Accounts receivable	28,162	21,496
Income taxes recoverable	2,322	430
Inventory	22,081	19,715
Prepaid expenses	886	437
Future income taxes	4,876	3,050
	60,236	47,449
Other assets	85	140
Future income taxes	571	6,717
Capital assets	73,543	64,797
Intangible assets	6,362	1,189
Goodwill	4,336	2,744
	$145,133	$123,036
LIABILITIES		
CURRENT		
Bank indebtedness	$ -	$ 894
Accounts payable and accrued liabilities	13,901	9,793
Income taxes payable	802	384
Current portion of long-term debt	1,978	4,927
	16,681	15,998
Long-term debt	879	570
Future income taxes	3,460	763
	21,020	17,331
SHAREHOLDERS' EQUITY		
Capital stock	184,393	178,284
Contributed surplus	6,527	5,862
Deficit	(48,199)	(63,119)
Cumulative translation adjustment	(18,608)	(15,322)
	124,113	105,705
	$145,133	$123,036

NQL Energy Services Inc. **Consolidated Statements of Operations** *(Unaudited)* *(Thousands of Canadian dollars, except share and per share data)*	For the three months ended December 31, 2005	2004	For the year ended December 31, 2005	2004
Revenue	$30,696	$17,614	$98,086	$64,737
Direct expenses	15,031	9,889	47,515	37,707
Gross margin	15,665	7,725	50,571	27,030
Expenses				
General and administrative	4,472	3,755	16,817	21,334
Amortization	2,994	2,594	10,703	8,559
	7,466	6,349	27,520	29,893
Income (loss) from continuing operations before undernoted	8,199	1,376	23,051	(2,863)
Interest expense	(142)	(202)	(440)	(2,559)
Stock-based compensation	(158)	(18)	(734)	(832)
Other income (expenses)	106	511	244	(2,893)
Foreign exchange loss	(70)	(107)	(47)	(774)
Income (loss) from continuing operations before income taxes	7,935	1,560	22,074	(9,921)
Income tax (expense) recovery				
Current	(611)	(305)	(153)	(47)
Future	(2,020)	(266)	(7,001)	3,997
	(2,631)	(571)	(7,154)	3,950
Income (loss) from continuing operations	5,304	989	14,920	(5,971)
Loss from discontinued operations, net of income taxes	-	(198)	-	(31,264)
Net income (loss)	$5,304	$791	$14,920	$(37,235)
Income (loss) per common share Income (loss) per common share from continuing operations				
Basic and diluted	$0.12	$0.02	$0.35	$(0.14)
Loss per common share from discontinued operations				
Basic and diluted	$0.00	$0.00	$0.00	$(0.74)
Net income (loss) per common share				
Basic and diluted	$0.12	$0.02	$0.35	$(0.88)
Weighted-average number of common shares outstanding – basic	43,201,869	42,127,665	42,373,297	42,491,604
Weighted-average number of common shares outstanding – diluted	43,810,084	42,127,665	42,776,027	42,491,604

NQL Energy Services Inc.
Consolidated Statements of Deficit
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended December 31, 2005	For the three months ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2004
Deficit, beginning of period	$ (53,503)	$ (63,910)	$ (63,119)	$ (25,884)
Net income (loss) for the period	5,304	791	14,920	(37,235)
Deficit, end of period	$ (48,199)	$ (63,119)	$ (48,199)	$ (63,119)

NQL Energy Services Inc. **Consolidated Statements of Cash Flow** *(Unaudited)*	**For the three months ended December 31,**		**For the three months ended December 31,**	
(Thousands of Canadian dollars)	**2005**	**2004**	**2005**	**2004**
Net inflow (outflow) of cash related to the following activities				
OPERATING ACTIVITIES				
Income (loss) from continuing operations	$ 5,304	$ 989	$ 14,920	$ (5,971)
Items not affecting cash				
Amortization	2,994	2,594	10,703	8,559
Amortization of deferred financing costs	-	19	65	453
Stock-based compensation	158	18	734	832
Other (income) expenses	-	(511)	-	2,893
Future income taxes	2,020	266	7,001	(3,997)
(Gain) loss on sale of capital assets	(1,252)	(341)	(1,772)	754
	9,224	3,034	31,651	3,523
Net change in operating working capital items from continuing operations	(4,013)	3,895	(8,706)	(871)
Cash provided by continuing operations	5,211	6,929	22,945	2,652
Cash used in discontinued operations	-	(121)	-	(3,337)
Cash provided by (used in) operating activities	5,211	6,808	22,945	(685)
FINANCING ACTIVITIES				
Repurchase of capital stock	-	(868)	-	(868)
Issuance of capital stock	152	-	375	45
Proceeds from long-term debt	37	499	8,767	35,461
Repayment of long-term debt	(6,588)	(2,942)	(11,689)	(65,269)
Cash used in financing activities	(6,399)	(3,311)	(2,547)	(30,631)
INVESTING ACTIVITIES				
Other assets	4	(42)	55	(18)
Proceeds from the sale of capital assets	2,656	2,696	7,298	7,887
Proceeds on disposal of assets held for sale	-	1,101	-	1,101
Business acquisition	(94)	-	(17,826)	-
Intangible assets	(56)	(3)	(82)	(650)
Purchase of capital assets	(2,549)	(3,909)	(9,361)	(12,776)
Cash provided by discontinued operations	-	(290)	-	45,274
Cash (used in) provided by investing activities	(39)	(447)	(19,916)	40,818
(Decrease) increase in cash and cash equivalents	(1,227)	3,050	482	9,502
Cash and cash equivalents (bank indebtedness), beginning of period	3,136	(1,623)	1,427	(8,075)
Cash and cash equivalents, end of period	$1,909	$1,427	$1,909	$1,427
Cash and cash equivalents is comprised of:				
Cash and cash equivalents	$1,909	$2,321	$1,909	$2,321
Bank indebtedness	-	(894)	-	(894)
	$1,909	$1,427	$1,909	$1,427
Supplementary disclosure of cash flow information				
Interest paid	$ 185	$ 743	$ 436	$ 2,692
Income taxes paid (recovered)	$ 379	$ (1,077)	$ 1,230	$ (2,086)